Citibank Credit Card Issuance Trust
Preliminary Term Sheet dated June 7, 2007
$[              ]  Floating Rate Class 2007-A4 Notes of June 2037
(Legal Maturity Date June 2039)

           The issuance trust proposes to issue and sell Class 2007-A4 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated February 5, 2007, as supplemented.  The offered Class A Notes will have substantially the same terms and underwriting arrangements as the Class 2007-A2 Notes described in the prospectus supplement dated May 15, 2007 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$[ ]
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:	Three-month LIBOR plus [●]% per annum
Expected Principal Payment Date:	June 15, 2037
Legal Maturity Date:	June 15, 2039
Expected Issuance Date:	June 15, 2007
Date Interest begins to accrue:	Issuance Date
Interest Payment Dates:
15th day of each March, June, September and December, beginning September 2007; provided, however, that if an event of default or early redemption event occurs with respect to these Class A notes, or if these Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month

Price to Public:	$[ ] (or [ ]%)
Underwriting Discount:	$[ ] (or [ ]%)
Proceeds to issuance trust:	$[ ] (or [ ]%)
Underwriters and allocations:	CITI, $[ ] Lehman Brothers, $[ ] Merrill Lynch & Co., $[ ] RBS Greenwich Capital, $[ ]
Underwriters' Concession:	[ ]%
Reallowance Concession:	[ ]%
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of these Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of these Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of these Class A notes
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:	As of June 7, 2007, there were 68 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $62,415,249,918, consisting of:
	Class A notes Class B notes Class C notes	$54,690,249,918 $ 3,150,000,000 $ 4,575,000,000
As of June 7, 2007, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 5.44% per annum, consisting of:
	Class A notes Class B notes Class C notes	5.41% per annum 5.48% per annum 5.84% per annum

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  The file number of the issuance trust's registration statement is 333-131355.  Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.